QuickLinks -- Click here to rapidly navigate through this document

June 27, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:
Pam Carmody
Adé K. Heyliger

Re:
Manugistics Group, Inc.
Schedule TO Initially Filed June 2, 2006
File No. 005-48445

Dear Ms. Carmody and Mr. Heyliger:

        On behalf of Manugistics Group, Inc., a Delaware corporation (the "Company"), we hereby submit (i) three copies of the Company's responses to the Staff's comments conveyed in a letter to the Company dated June 14, 2006 and (ii) three copies of the Company's responses to the Staff's comments conveyed in a letter to the Company dated June 23, 2006.

        This letter is submitted along with three copies of Amendment No. 1 to Schedule TO of the Company (the "Amendment No. 1") relating to the Company's offer to purchase for cash (the "Offer") any and all of its 5% Convertible Subordinated Notes due 2007 (the "Notes"). Amendment No. 1 was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Company's responses set forth the Staff's comments together with the Company's responses. If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Very truly yours,

/s/ JEFFREY J. PELLEGRINO Jeffrey J. Pellegrino
Enclosures
cc:
Tim T. Smith
Luke P. Iovine III
Sarah DeMatteis

MANUGISTICS GROUP, INC.
AMENDMENT NO. 1 TO SCHEDULE TO-I

Memorandum of Manugistics Group, Inc.'s (the "Company") Responses to Comments of the
Staff of the Securities and Exchange Commission (the "Staff")
Conveyed in a Letter Dated June 14, 2006

        The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment. Capitalized terms used herein and not otherwise defined in this Memorandum have the meaning assigned to such terms in Amendment No. 1 to Schedule TO of the Company ("Amendment No. 1").

Schedule TO-I

Item 2.    Subject Company Information

        Comment 1.    Item 1002(c) of Regulation M-A requires disclosure of the high and low prices for the subject security for each quarter during the past two years. Please expand to include the prices for the first quarter of the fiscal year ended February 28, 2007.

        The Company has complied with the Staff's comment by revising the information set forth in the section of the Supplement titled "Market and Trading Information" and the information set forth in Item 2 of Amendment No. 1.

Item 3.    Identity and Background of Filing Person

        Comment 2.    It appears that JDA Software Group, Inc. ("JDA") and Stanley Acquisition Corp. should be identified as bidders in the Offer. In that regard, we note your disclosure that the Offer is being made in connection with the Merger Agreement and is conditioned upon the completion of the Merger, as such terms are defined in the Offer to Purchase, pursuant to which the Company will be acquired by JDA. Further, we note that the Offer will be financed through the New Bank Facility and the Equity Financing.

        The Company has revised its disclosure within the Supplement and Item 7 of Amendment No. 1 to clarify that the Company and JDA will be co-borrowers under a credit facility with Citicorp North America, Inc., Citigroup Global Markets Inc., UBS Loan Finance LLC and UBS Securities LLC. Upon consummation of the Merger, the Company will use a portion of the net proceeds of such credit facility and the Company's available cash to fund the Offer and related fees and expenses. The Company will survive the consummation of the Merger as a separate wholly-owned subsidiary of JDA. As such, the Company does not believe that JDA and Stanley Acquisition Corp. should be identified as bidders in the Offer.

Item 7.    Source and Amount of Funds or Other Consideration

        Comment 3.    Please disclose your alternate financing plans in the event that the Financing Condition is waived. See, Item 1007(b) of Regulation M-A.

        The Company has eliminated the Financing Condition as a condition to the Offer. However, the Company has complied with the Staff's comment by revising the information set forth in the section of the Supplement titled "Description of the New Bank Facility and the Equity Financing" to explain that the Company has no alternate plans for financing the Offer Consideration if the Company and JDA are unable to enter into the New Bank Facility contemporaneously with the Merger.

Item 10.    Financial Statements

        Comment 4.    If you incorporate by reference the information required by Item 1010(a) as permitted by Instruction 3 to Item 10 of Schedule TO, you must provide the summarized financial information specified by Item 1010(c). See Instruction 6 to Item 10. Please revise accordingly and advise us as to how you intend to disseminate this information. See Question I.H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (available at www.sec.gov).

        The Company has complied with the Staff's comment by including summary financial information within the section of the Supplement titled "Summary Historical Consolidated Financial Data" on page 3 of the Supplement and Item 10 of Amendment No. 1.

Offer to Purchase

Incorporation of Certain Documents by Reference, page iii

        Comment 5.    We note that you attempt to incorporate by reference into the Offer to Purchase all filings pursuant to the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." In the event of a material change to the information presented in the offer documents, you may not rely on the forward incorporation but must promptly amend the Schedule TO in accordance with Rule 13e-4(c)(3). Please confirm that you will do so.

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Cover Page" on page 2 of the Supplement to eliminate such "forward incorporation by reference". In addition, the Company hereby confirms that it will promptly amend the Schedule TO in the event of a material change to the information presented in the Offer documents.

Summary, page 1

        Comment 6.    We note that the Offer will expire at 9:00 a.m., New York City time, on July 5, 2006. It is unclear whether all of the conditions to the Offer can be satisfied before the Offer expires. Specifically, we note that the Offer is conditioned upon the consummation of the Merger, as well as the satisfaction of the Financing Condition and the Existing Credit Agreements Condition, which are expected to occur concurrently with the consummation of the Merger. In this regard, we note your disclosure that the Merger is expected to close in the third calendar quarter of 2006. We also note that the Special Meeting in which the Company's security holders will vote to approve the Merger is schedule for June 28, 2006. Please explain or revise.

        The Company has complied with the Staff's comment by revising its disclosure within the sections of the Supplement titled "Cover Page", "Summary", "Expiration Date; Extension; Amendment; Termination" and "Conditions of the Offer" to extend the Expiration Date of the Offer from 9:00 a.m., New York City time, on July 5, 2006 to 5:00 p.m., New York City time, on July 5, 2006. The Company expects to consummate the Merger prior to 5:00 p.m. on July 5, 2006. The Expiration Date will occur after the special meeting at which the Company's security holders will vote to approve the Merger, after consummation of the Merger and after satisfaction of the Existing Credit Agreements Condition.

        Comment 7.    It is our position that a material change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Please advise of your intent in this regard. We may have further comment.

        The Company has revised its disclosure within the section of the Supplement titled "Conditions of the Offer" on pages 8-9 of the Supplement to eliminate the Financing Condition as a condition to the Offer.

Purpose of the Offer, page 6

        Comment 8.    We note your disclosure in the last paragraph of this section on page 7 that, from time to time, the Company may acquire Notes through open market purchases, privately negotiated transactions, tender offers or otherwise. Please confirm your understanding that until at least ten business days after the termination of this tender offer, neither the Company nor any affiliate will make any such purchases except pursuant to this tender offer. See Rule 13e-4(f)(6).

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Purpose of the Offer" on page 7 of the Supplement. The Company hereby confirms that neither the Company nor any of its affiliates will acquire the Notes through open market purchases, privately negotiated transactions, other tenders offers or otherwise for at least ten business days after the termination of the Offer.

Acceptances of Notes for Purchase; Payment for Notes, page 10

        Comment 9.    We note your disclosure on page 11 that you reserve the right to transfer or assign to one or more of your affiliates the right to purchase all or any portion of the Notes validly tendered pursuant to the Offer. Please provide your analysis as to whether such affiliates should be named as filing persons.

        The Company has complied with the Staff's comment by revising such disclosure within the section of the Supplement titled "Acceptance of Notes for Purchase; Payment for Notes" on page 7 of the Supplement to eliminate such right to transfer or assign the right to purchase all or any portion of the validly tendered Notes.

Procedures for Tendering Notes, page 11

        Comment 10.    We note your statement on page 14 that your determinations "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Procedures for Tendering Notes" on page 7 of the Supplement to eliminate the statement that the Company's determinations will be final and binding.

Withdrawal of Tenders; Absence of Appraisal Rights, page 14

        Comment 11.    Please expand your disclosure to discuss the availability of back-end withdrawal rights provided pursuant to Rule 13e-4(f)(2)(ii).

        The Company has complied with the Staff's comment by revising its disclosure within the sections of the Supplement titled "Summary", "The Offer" and "Withdrawal of Tenders; Absence of Appraisal Rights" on pages 3, 7 and 8, respectively, of the Supplement.

Conditions to the Exchange Offer, page 23

        Comment 12.    Please note that all conditions to the offer, other than necessary government approvals, must be satisfied or waived on or before the expiration date of the Offer. Please revise your disclosure to clarify that should you decide to waive a condition, you will do so by the expiration of the Offer.

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Conditions of the Offer" on pages 8-9 of the Supplement.

        Comment 13.    We note that the offer is conditioned upon the consummation of the Merger and the satisfaction of the Financing Conditions. Accordingly, please expand to describe the conditions to the Merger and the financing, as necessary.

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "The Merger and Related Transactions" on page 5 of the Supplement.

        Comment 14.    Please note that a tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

  •
  Revise your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

  •
  We refer you to the conditions that will be determined to be triggered in your "sole judgment." Revise these conditions to provide an objective standard by which the company will determine whether the condition has been satisfied; and

  •
  Avoid the use of vague terms, such as "might."

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Conditions of the Offer" on pages 8-9 of the Supplement.

        Comment 15.    See our last comment above concerning the need to describe each offer condition with sufficient specificity. To that end, please quantify the "significant change in the price of the Notes" which would trigger the condition described in condition (v).

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Conditions of the Offer" on pages 8-9 of the Supplement to eliminate this condition.

Change in Control Offer, page 17

        Comment 16.    Please explain how you determined that the payment for the Notes in the Change in Control Offer would be less than the Offer Condition.

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Change in Control Offer" on page 9 of the Supplement to eliminate this statement.

Certain U.S. Federal Income Tax Considerations, page 18

        Comment 17.    You are required to furnish a description of all the "material" federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading and the text of this section as necessary to clarify that you have addressed the "material" tax consequences of this transaction. See, Item 1004(a)(xii) of Regulation M-A.

        The Company has complied with the Staff's comment by revising the title of and the disclosure within, the section of the Supplement titled "Certain U.S. Federal Income Tax Considerations" on page 10 of the Supplement.

        Comment 18.    Provide any analysis supporting your reference to Treasury Department Circular 230 or delete the legend on page 44.

        The Company has complied with the Staff's comment by revising its disclosure within the section of the Supplement titled "Certain U.S. Federal Income Tax Considerations" on page 10 of the Supplement to delete such legend.

Closing Comments

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

  •
  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO; (ii) Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and (iii) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Memorandum of Manugistics Group, Inc.'s (the "Company") Responses to Comments of the
Staff of the Securities and Exchange Commission (the "Staff")
Conveyed in a Letter Dated June 23, 2006

        The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment. Capitalized terms used herein and not otherwise defined in this Memorandum have the meaning assigned to such terms in Amendment No. 1 to Schedule TO of the Company ("Amendment No. 1").

Schedule TO-I

        Comment 1.    We note your response to our previous comment number 3. It remains unclear what role JDA has in the tender offer. Please expand your response to address the issues raised in Section II.D.2 of the Division of Corporation Finance's Current Issues Outline (November 14, 2000). In this regard, please advise us as to what role JDA played in initiating and structuring the offer and what role it played in obtaining financing.

        The Company has reviewed the issues raised in Section II.D.2 of the Division of Corporation Finance's Current Issues Outline and considered them in light of JDA's involvement in the Offer. In brief, JDA has actively participated with the Company in structuring the Offer and has been almost exclusively responsible for negotiating the credit facility that will be used to finance the Offer upon the closing of the Merger. However, JDA and the Company remain independent, substantive operating entities and the relationship of the parties relative to the Offer is solely a function of their Merger Agreement, which was negotiated at arms' length and has not yet been approved by the Company's stockholders. Also, in response to the Staff's comments, JDA has restructured the credit facility so that the Company is now an additional borrower and can directly borrow under the credit facility upon consummation of the Merger. On balance, we do not believe JDA should be viewed as an "affiliate" of the Company for purposes of the Offer. We also understand, after our discussion today with Ms. Pam Carmody, that it would not be consistent with the practice of the Staff to include JDA as an "affiliate" of the Company on the Company's Schedule TO.

        We have also considered whether JDA should be deemed an additional, third-party "bidder" relative to the Company's Offer. We acknowledge that, as we have discussed with the Staff, our situation does not fit neatly within the tender offer regulatory framework, and there are a number of factors that suggest JDA could be a "bidder" under Rule 14d-1(g)(2) as interpreted by the Staff and discussed in the Current Issues Outline.

        Nevertheless, we do not believe that under the present circumstances JDA is a third-party "bidder" in the Company's Offer. In this regard, we note the following:

  •
  The Company's bonds that are the subject of the Offer are not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, a third party bid for the bonds by JDA would be subject to Regulation 14E, and not to Regulation 14D; accordingly, a Schedule TO would not be required.

  •
  In recognition of JDA's involvement in the Offer process, and particularly noting the importance of both the credit facility and the Merger to the Offer, we have included information concerning JDA in the Company's Schedule TO. Specifically, the Schedule TO incorporates by reference JDA's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2005, and JDA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. In response to the Staff's comment, we are also filing summary consolidated financial data for JDA in compliance with Item 1010(c) of Regulation MA. The Schedule TO also contains a description of JDA, the Merger and the new credit facility of JDA and the Company.

  •
  Apart from the Schedule TO and exhibits thereto, bondholders have ready access to a significant amount of additional information relative to each of JDA, the Company, the Merger, and the credit facility of JDA and the Company. In particular, the following materials have been filed with the Commission and are publicly available:

    •
    The Merger Agreement (filed as an exhibit to a Form 8-K filed by the Company on April 25, 2006);

    •
    The commitment letter related to the credit facility (filed as an exhibit to the Company's Schedule TO on June 2, 2006); and

    •
    Proxy statement soliciting proxies in connection with approval of the Merger (filed with the Commission on May 16, 2006); the proxy statement provides background to the Merger and a description of the Merger Agreement, including conditions to closing.

        Bondholders can also access information concerning JDA's executive officers, business, and financial condition and outlook by reference to JDA's public reports and proxy statements filed with the Commission pursuant to Sections 13(a) and 14 of the Exchange Act, respectively.

        In short, we do not believe the interests of the Company's bondholders require further amendment or supplementation of the Company's Schedule TO to include JDA as an additional bidder, nor do we believe JDA should file a separate Schedule TO as a third-party bidder. Because the Company's bonds are not registered under the Exchange Act, a third party bid by JDA would not be subject to Regulation 14D, and there is extensive public information available to the bondholders concerning JDA, the Company, the Merger, and JDA's and the Company's credit facility.

        Comment 2.    Please advise as to how you intend to disseminate the supplement.

        The Company intends to disseminate hard copies of the Supplement to all holders of the Notes.

QuickLinks

MANUGISTICS GROUP, INC. AMENDMENT NO. 1 TO SCHEDULE TO-I